

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2012

Via E-mail
Andrew I. Widme
President
Sport Tech Enterprises, Inc.
10321 Running Falls St.
Las Vegas, NV 89178

> **Re:** **Sport Tech Enterprises, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 16, 2011**
> **File No. 333-175306**

Dear Mr. Widme:

We have reviewed your responses to the comments in our letter dated December 12, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Prospectus Cover Page

1. We note your response to our prior comment 2 and reissue. Please revise to remove the words "until securities are quoted on the OTC Bulletin Board" to clarify that the selling shareholder will sell the shares at a fixed price. Similarly, please revise to remove all references that shares may be sold at prevailing market prices throughout your prospectus. For example, on page 1, you state that the price at which "the selling shareholders may sell the shares has arbitrarily been determined to be at $.50 per share or until market price for the shares is determined upon quotation on the OTC Bulletin Board or listed on a securities exchange."

Risk Factors, page 5

Prototype feedback results may be limited, page 12

2. Please revise to remove your disclosure that "[t]he feedback [you] have received thus far regarding the effectiveness of [your] prototype has been useful and positive" on page 12, as it tends to negate the risk disclosed in this risk factor. In addition, please revise to further clarify what you mean by "the results may be limited."

Prototype User Feedback, page 31

3. We note your response to our prior comment 5. Please revise to disclose the number of tests that have been conducted since October 2010. Also revise the risk factor entitled "Prototype feedback results may be limited" accordingly.

4. Refer to the last sentence of the first paragraph on page 31. Please explain whether you are providing your participants products that are in addition to your prototype for testing purposes.

Description of Business, page 27

Business Development, page 27

5. We note your response to our prior comment 3 and reissue. Please revise to remove the list of brands and your statement that "none" of the popular products come with a warranty. In this regard, we note that the revised disclosure that you have included on page 2 in your response letter was not added to your prospectus. To the extent that you intend to add this disclosure to your prospectus, please revise to remove the word "popular."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Daniel R. Van Ness
        Stoecklein Law Group